UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CABELA’S INCORPORATED

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

126804301

(CUSIP Number)

Jeffery R. Schaffart, Esq.

Koley Jessen P.C., L.L.O.

1125 South 103rd Street, Suite 800

Omaha, Nebraska 68124

(402) 390-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 126804301
1.	Names of Reporting Person McCarthy Group, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 3,168,716
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,168,716
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,277,071*
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount In Row (11) 4.8%
14.	Type Of Reporting Person OO

*	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 17,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 136,700 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. McCarthy Group, LLC expressly disclaims any beneficial ownership of the shares listed in (i) – (ii) above.

CUSIP NO. 1268043012
1.	Names of Reporting Person MGL Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 3,032,016
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,032,016
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,277,071*
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount In Row (11) 4.8%
14.	Type Of Reporting Person OO

*	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 17,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 136,700 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. MGL Holdings, LLC. expressly disclaims any beneficial ownership of the shares listed in (i) – (ii) and (iv) above.

CUSIP NO. 1268043012
1.	Names of Reporting Person MGI Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nebraska
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 3,168,716
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,168,716
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,277,071*
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount In Row (11) 4.8%
14.	Type Of Reporting Person CO

*	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 17,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 136,700 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. MGI Holdings, Inc. expressly disclaims any beneficial ownership of the shares listed in (i) – (ii) above.

CUSIP NO. 126804301
1.	Names of Reporting Person McCarthy Capital Corporation
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nebraska
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 3,168,716
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,168,716
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,277,071*
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount In Row (11) 4.8%
14.	Type Of Reporting Person IA, CO

*	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 17,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 136,700 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. McCarthy Capital Corporation expressly disclaims any beneficial ownership of the shares listed in (i) – (ii) above.

CUSIP NO. 126804301
1.	Names of Reporting Person Fulcrum Growth Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,277,071*
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount In Row (11) 4.8%
14.	Type Of Reporting Person PN

*	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 17,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 136,700 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. Fulcrum Growth Partners II, L.P. expressly disclaims any beneficial ownership of the shares listed in (i) – (iii) above.

CUSIP NO. 126804301
1.	Names of Reporting Person Fulcrum GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,277,071*
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount In Row (11) 4.8%
14.	Type Of Reporting Person OO

*	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 17,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 136,700 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. Fulcrum GP, L.L.C. expressly disclaims any beneficial ownership of the shares listed in (i) – (iii) above.

CUSIP NO. 126804301
1.	Names of Reporting Person Fulcrum Growth Partners III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,277,071*
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount In Row (11) 4.8%
14.	Type Of Reporting Person OO

*	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 17,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 136,700 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. Fulcrum Growth Partners III, L.L.C. expressly disclaims any beneficial ownership of the shares listed in (i) – (iii) above.

CUSIP NO. 126804301
1.	Names of Reporting Person Fulcrum Micro-Cap, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC, BK
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nebraska
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 136,700
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 136,700
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,277,071*
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount In Row (11) 4.8%
14.	Type Of Reporting Person OO

*	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 17,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 136,700 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. Fulcrum Micro-Cap, L.L.C. expressly disclaims any beneficial ownership of the shares listed in (i) – (iii) above.

CUSIP NO. 126804301
1.	Names of Reporting Person Michael R. McCarthy
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 3,277,071
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,277,071
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,277,071*
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount In Row (11) 4.8%
14.	Type Of Reporting Person IN

*	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 17,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 136,700 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. Mr. McCarthy expressly disclaims any beneficial ownership of the shares listed above except to the extent of his pecuniary interest therein.

Explanatory Note: This Amendment No. 1 to Schedule 13D modifies and supplements the Schedule 13D initially filed on March 13, 2008 (the “Statement”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Cabela’s Incorporated, a Delaware corporation (the “Issuer”). Except to the extent supplemented by the information contained in this Amendment No. 1, the Statement remains in full force and effect. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Statement.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

Reporting Person(s)	Aggregate Number Beneficially Owned		Percentage of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
McCarthy Group, LLC	3,277,071	(2)	4.8%	3,168,716	0	3,168,716	0
MGL Holdings, LLC.	3,277,071	(3)	4.8%	3,032,016	0	3,032,016	0
MGI Holdings, Inc.	3,277,071	(2)	4.8%	3,168,716	0	3,168,716	0
McCarthy Capital Corporation	3,277,071	(2)	4.8%	3,168,716	0	3,168,716	0
Fulcrum Growth Partners II, L.P.	3,277,071	(4)	4.8%	0	0	0	0
Fulcrum GP, L.L.C.	3,277,071	(4)	4.8%	0	0	0	0
Fulcrum Growth Partners III, L.L.C.	3,277,071	(4)	4.8%	0	0	0	0
Fulcrum Micro-Cap, L.L.C.	3,277,071	(4)	4.8%	136,700	0	136,700	0
Michael R. McCarthy	3,277,071	(5)	4.8%	3,277,071	0	3,277,071	0

(1)	Based on 67,687,836 shares of Common Stock outstanding as of April 30, 2010 (as reported in the Issuer’s Form 10-Q filed on May 12, 2010).
(2)	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 17,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 136,700 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (ii) above.
(3)	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 17,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 136,700 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (ii) and (iv) above.
(4)	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 17,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 136,700 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (iii) above.

(5)	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 17,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 136,700 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. Mr. McCarthy expressly disclaims any beneficial ownership of the shares listed above except to the extent of his pecuniary interest therein.

(c) The sales of Common Stock executed by each of the Reporting Persons within the last 60 days are summarized below to report (i) the total amount of shares that were the subject of transactions effected on each day, (ii) the lowest and highest price per share at which the transactions were effected, and (iii) the weighted average price at which the transactions were effected:

Fulcrum Micro-Cap, LLC:

Date	Quantity	Low	High	Average
05/06/2010	98,300	$20.00	$21.09	$20.53
05/07/2010	211,600	20.00	20.30	20.07
05/10/2010	110,855	20.00	20.72	20.34

All such transactions were effected in the secondary market through broker-dealers or an electronic trading network; there were no purchases of Common Stock by any of the Reporting Persons within the last 60 days.

To the knowledge of the Reporting Persons, none of the executive officers or directors of MGL Holdings, LLC, MGI Holdings, Inc., or McCarthy Capital Corporation, has engaged in any transaction in any shares of the Issuer’s Common Stock during the sixty days immediately preceding the date hereof.

(d) Not applicable.

(e) Effective May 10, 2010, as a result of the transactions described in Item 5(c) above, the Reporting Persons ceased to beneficially own more than 5% of the Common Stock of the Issuer, and the Reporting Persons will not file any additional filings with respect to their ownership in the Common Stock of the Company unless and until such time as the Reporting Persons beneficially own more than 5% of the Common Stock of the Issuer and are required to file reports pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended.

(signature pages follow)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2010

McCarthy Group, LLC, a Delaware limited liability company				MGI Holdings, Inc., a Nebraska corporation

By:	/s/ Michael R. McCarthy			By:	/s/ Michael R. McCarthy
	Michael R. McCarthy, Chairman				Michael R. McCarthy, Chairman

Fulcrum Micro-Cap, L.L.C., a Delaware limited liability company				McCarthy Capital Corporation, a Nebraska corporation

	By:	McCarthy Capital Corporation		By:	/s/ Michael R. McCarthy
		a Nebraska Corporation,			Michael R. McCarthy, Chairman
	Its:	Manager

		By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

Fulcrum Growth Partners II, L.P., a Delaware limited partnership				Fulcrum GP, L.L.C., a Delaware limited liability company

By:	Fulcrum GP, L.L.C., a Delaware limited liability company				By:	McCarthy Capital Corporation, a Nebraska Corporation
Its:	General Partner				Its:	Manager

	By:	McCarthy Capital Corporation,				By:	/s/ Michael R. McCarthy
		a Nebraska Corporation					Michael R. McCarthy,
	Its:	Manager					Chairman

		By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

Fulcrum Growth Partners III, L.L.C., a Delaware limited liability company			Fulcrum Micro-Cap, L.L.C., a Delaware limited liability company

By:	McCarthy Group, LLC, a Delaware limited liability company		By:	McCarthy Capital Corporation, a Nebraska Corporation
Its:	Managing Member		Its:	Manager

	By:	/s/ Michael R. McCarthy		By:	/s/ Michael R. McCarthy
		Michael R. McCarthy,			Michael R. McCarthy,
		Chairman			Chairman

/s/ Michael R. McCarthy
Michael R. McCarthy